15 Koch Road
Corte Madera, California 94925
T. 415.924.1005 F. 415.927.9133
rh.com

February 2, 2023

VIA EDGAR

Suying Li

Rufus Decker
Division of Corporation Finance, Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RH

Form 10-K for Fiscal Year Ended January 29, 2022

Filed March 30, 2022

Form 10-Q for Fiscal Quarter Ended October 29, 2022

Filed December 8, 2022

File No. 001-35720

Dear Ms. Li and Mr. Decker:

On behalf of RH (the “Company”), this letter responds to your letter, dated January 19, 2023 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Ms. Suying Li and Mr. Rufus Decker
Securities and Exchange Commission
February 2, 2023

Form 10-K for Fiscal Year Ended January 29, 2022

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 89

1.	Please retitle the income before income taxes line item here and elsewhere throughout your filings to reflect that it also excludes your share of losses on equity method investments. Please also revise your XBRL definition of income before equity method investments to accurately reflect your treatment of income (loss) from equity method investments.

Response:

The Company acknowledges the Staff’s comment, and in future filings, including in connection with the Restatement Filings (as described in response to Comment 2 below), the Company will retitle the income before income taxes line item throughout its filings to reflect that such line item also excludes equity method investments. In addition, in future filings, the Company will revise the XBRL definition of income before equity method investments to accurately reflect the treatment of income (loss) from equity method investments.

Form 10-Q for Fiscal Quarter Ended October 29, 2022

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 13 – Net Income per Share, page 93

2.	It appears that you excluded the loss on extinguishment of debt in determining the net income available to common stockholders used in calculating your basic net income per share for the nine months ended October 29, 2022. Please tell us the authoritative accounting literature you relied upon to support your calculation.

Ms. Suying Li and Mr. Rufus Decker
Securities and Exchange Commission
February 2, 2023

Response:

In response to the Staff’s comments on our Form 10-Q for Fiscal Quarter Ended October 29, 2022, we have identified an error in the reporting of basic and diluted net income per share. In particular, the Company has determined that the loss on extinguishment of debt was incorrectly added back in determining net income available to common stockholders in the calculation of basic and diluted net income per share in the Condensed Consolidated Statements of Income for the three month, three and six month, and nine month periods ended April 30, 2022, July 30, 2022 and October 29, 2022, respectively, which were included in the Company’s previously issued unaudited Condensed Consolidated Financial Statements as of and for the periods ended April 30, 2022, July 30, 2022 and October 29, 2022, respectively, included in the Company’s quarterly reports on Form 10-Q filed with the SEC on June 3, 2022, September 8, 2022, and December 8, 2022, respectively (collectively, the “Prior Financial Statements”). In addition, the Company has determined that the calculation of weighted-average diluted shares used in the determination of the Company’s diluted net income per share during certain of the financial periods within the Prior Financial Statements incorrectly included certain anti-dilutive shares related to a portion of the Company’s convertible senior notes.

The unintentional errors in the Prior Financial Statements related to the calculation of basic and diluted net income per share occurred due to an incorrect application of authoritative accounting guidance related to the extinguishment of a portion of the Company’s convertible senior notes and its effect on the Company’s net income per share calculations. The errors were initially made upon the Company’s adoption of Accounting Standards Update 2020-06—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity in the first quarter of fiscal 2022 with respect to the extinguishment of convertible senior notes that also occurred in the first quarter. The Company extinguished additional portions of its convertible senior notes in the second quarter of fiscal 2022 for which the guidance was also incorrectly applied.

The Company has determined that the errors are material to the Prior Financial Statements in accordance with the guidance contained in Staff Accounting Bulletins (“SAB”) Topic 1.M (SAB 99).

The Company plans to report under Item 4.02 on Form 8-K (the “8-K”) that the Prior Financial Statements should no longer be relied upon due to these unintentional errors identified therein, and that a restatement of the Prior Financial Statements is required to correct such errors. The Company additionally intends to file amendments to its previously filed Quarterly Reports on Form 10-Q for the three months ended April 30, 2022, the three and six months ended July 30, 2022 and the three and nine months ended October 29, 2022 in order to correct the errors (the “Restatement Filings”).

Ms. Suying Li and Mr. Rufus Decker
Securities and Exchange Commission
February 2, 2023

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of GAAP Net Income to Adjusted Net Income, page 43

3.	You state that your non-GAAP adjustments for the impact of income tax items for both the three and nine months ended October 29, 2022 are based on an adjusted tax rate of 0.0%, which represents your expected cash tax liability associated with anticipated fiscal 2022 results. For both the three and nine months ended October 29, 2022, your non-GAAP tax adjustments to arrive at adjusted net income (a performance measure) remove your entire GAAP income tax expense (benefit) and appear to change your basis of accounting for taxes to a cash basis, resulting in the presentation of an individually tailored measure. Please remove these non-GAAP tax adjustments and include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Also, clearly explain how the revised tax adjustments were computed. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment, and in future filings, including in connection with the Restatement Filings, the Company will revise the adjustments for the impact of income tax items previously reported in the Prior Financial Statements by applying an adjusted effective tax rate to each quarterly period that removes the impact of identified material non-recurring and other items that we do not consider representative of our underlying operating performance in order to present current and deferred income tax expense commensurate with the non-GAAP measurement of profitability.

If you require additional information or have any questions about this letter, please call me at (415) 924-1005.

Very truly yours,

/s/ Jack Preston

Jack Preston

Chief Financial Officer